Exhibit 21.0
List of Subsidiaries and Jurisdictions
Name of Subsidiary	Jurisdiction of Organization

Pernix-Niger	Niger, Africa
Pernix-Serka Joint Venture- legal Limited Partnership	United States, Illinois,
Pernix/SHBC Joint Venture	United States
Pernix Techical Works	Dubai, United Arab Emirates
Pernix (Fiji), Limited	Fiji
Vanuatu Utilities and Infrastructure Limited	Vanuatu
Pernix-Serka Azerbaijan LLC	Azerbaijan
Pernix-Serka JV LLC, Sierre Leone	Sierra Leone
Pernix Group, Inc. Kurdistan	Kurdistan Region of Iraq
Pernix Guam LLC	Guam
Pernix LTC LLC	United States, Illinois
Pernix RE, LLC	United States, Illinois
Pernix DCK, LLC (inactive)	United States, Delaware
Pernix Solomon Islands Limited	Solomon Islands
Pernix Tishman LLC (inactive)	United States, Delaware